loanDepot, Inc.

26642 Towne Centre Drive

Foothill Ranch, CA 92610

February 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	loanDepot, Inc.

Registration Statement on Form S-1

File No. 333-252024

Ladies and Gentlemen:

On behalf of loanDepot, Inc., the undersigned hereby (a) withdraws the previous request that the above referenced Registration Statement be declared effective on Thursday, February 4, 2021 and (b) requests that the Securities and Exchange Commission issue an order declaring the Registration Statement effective at 9:30 A.M., Eastern Time, on Wednesday, February 10, 2021 or as soon thereafter as is practicable. This will confirm that no securities have been sold pursuant to the Registration Statement.

Please contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943 or (212) 446-4746, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Peter Macdonald
Peter Macdonald
General Counsel